UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No. 7 to Amended and Restated Schedule 13D)*
YPF SOCIEDAD ANÓNIMA
(Name of Issuer)
CLASS D SHARES (PAR VALUE PS. 10 PER SHARE)
(Title of Class of Securities)
984245100
(CUSIP Number)
Miguel Martínez San Martín Repsol YPF, S.A. Paseo de la Castellana, 278—280 28046 Madrid, Spain Tel: (011-34) 91 314-2821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 7, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 984245100
1.		NAMES OF REPORTING PERSONS. REPSOL YPF, S.A.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) NOT APPLICABLE
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,327,211 CLASS D SHARES
	8.	SHARED VOTING POWER NOT APPLICABLE
	9.	SOLE DISPOSITIVE POWER 25,327,211 CLASS D SHARES
	10.	SHARED DISPOSITIVE POWER NOT APPLICABLE
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,327,211 CLASS D SHARES
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.440% OF CLASS D SHARES
14.		TYPE OF REPORTING PERSON (see instructions) CO

Item 1.  Security and Issuer

Repsol YPF, S.A. (“Repsol”) hereby amends and supplements its report on Schedule 13D, as last amended on May 20, 2011 (as heretofore amended and restated, the “Schedule 13D”), with respect to the Class D Shares, nominal value PS. 10 per share (the “Class D Shares”), of YPF Sociedad Anónima, an Argentine corporation (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina.  Unless otherwise indicated, capitalized terms used in this Amendment No. 7 (the “Amendment”), but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

Repsol is filing this Amendment to Schedule 13D to reflect changes to its effective beneficial ownership of Class D Shares following the entry into effect of the Expropriation Law (as defined below).

On May 7, 2012, Law 26,741 (the “Expropriation Law”) went into effect in the Republic of Argentina (“Argentina”). The Expropriation Law rendered Argentina, by operation of Argentine law, the effective beneficial owner of 51%, or 200,563,102 Class D Shares (the “Subject Shares”), owned by Repsol. Upon its effectiveness, the Expropriation Law conferred upon Argentina the immediate power to exercise voting rights on all of the Subject Shares. In providing for the expropriation of the Subject Shares, the Expropriation Law also eliminated Repsol’s ability to exercise investment power over the Subject Shares. As a result of the expropriation, Repsol’s beneficial ownership has effectively been reduced from approximately 57.440%, or 225,890,313 Class D Shares, to approximately 6.440%, or 25,327,211 Class D Shares.

The foregoing description of the Expropriation Law does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Expropriation Law, which is incorporated by reference herein from Exhibit 99.24.

Repsol does not concede that the Expropriation Law is valid and enforceable and accordingly reserves all rights to dispute or challenge the validity and enforceability of the Expropriation Law or any action, document or instrument in connection thereunder, in any forum. Nothing discussed herein constitutes, or should be construed as constituting, a waiver or otherwise of any rights, actions or other relief available to Repsol in connection with the foregoing.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Repsol is set forth on Schedule A attached hereto.

During the last five years, none of Repsol and, to the best of Repsol’s knowledge, the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

This Amendment relates to the expropriation of Class D Shares imposed on Repsol as described in Item 2 above and Item 4 below.  Repsol is not purchasing any shares of the Issuer.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the third, fourth and fifth paragraphs under Item 2 above.

Except as set forth herein, Repsol does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

As a result of the expropriation of 51% of the outstanding Class D Shares of the Issuer by Argentina described under Item 2 above, Repsol beneficially owns, for the purpose of Rule 13d-3 promulgated under the Exchange Act, 25,327,211 Class D Shares, representing approximately 6.440% of the Issuer’s outstanding Class D Shares.

Except as set forth herein, none of Repsol, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any shares of the Issuer.

Item 5(b) of the Schedule 13D is hereby amended and supplemented by the following information:

Repsol has sole power to vote and to dispose of 25,327,211 Class D Shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following information:

Other than the expropriation described in Item 2 of this Amendment, the transactions in the Class D Shares of the Issuer effected by Repsol or, to the knowledge of Repsol, any person named in Schedule A, since the filing of Repsol’s Amendment No. 6 to the Schedule 13D with the Securities and Exchange Commission on May 20, 2011 are listed in Schedule B.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the third, fourth and fifth paragraphs under Item 2 above, describing the Expropriation Law.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.24       Law 26,741 of The Senate and House of Delegates of the Argentine Nation (incorporated by reference to Item 1 of YPF Sociedad Anonima’s Form 6-K filed on May 9, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Repsol YPF, S.A.

Date: May 17, 2012	By:	/s/ Iñigo Alonso de Noriega
Name: Iñigo Alonso de Noriega
Title: Director of Corporate Governance

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPSOL YPF, S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Repsol YPF, S.A. (“Repsol”), are set forth below.  Unless otherwise indicated, the business address of each such person is Paseo de la Castellana, 278—280, 28046 Madrid, Spain.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Repsol.  Unless otherwise indicated below, all of the persons listed below are citizens of Spain.

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Directors
Antonio Brufau Niubó
Chairman and Director, Member and Chairman of the Delegate Committee (Comisión Delegada) and Chief Executive Officer of Repsol YPF, S.A.

Vice-Chairman of Gas Natural SDG, S.A. and Chairman of YPF, S.A. and Foundation Repsol; Member of the European Round Table of Industrialists (ERT), the Advisory Board of CEIM Conferederación Empresarial de Madrid (CEOE), the Asociación Española de Directivos, Foundation CEDE (Confederación Española de Directivos y Ejecutivos), Foundation Instituto Ildefons Cerdá and the Círculo de Economía, and Chairman of Consorcio Interinstitucional GLOBALleida.

Isidre Fainé Casas
Vice-Chairman and Director, nominated for membership by Caixabank (Caja de Ahorros y Pensiones de Barcelona “la Caixa” Group), and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Chairman of “la Caixa”, Caixabank, S.A., CECA (Confederación Española de Cajas de Ahorros) and Foundation “la Caixa”; Vice Chairman of Abertis Infraestructuras, Sociedad General de Aguas de Barcelona and Telefónica; Director of The Bank East of Asia, Limited and Criteria CaixaHolding.

Juan Abelló Gallo
Vice-Chairman and Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Chairman of Torreal and Alcaliber (representing Nueva Compañía de Inversiones); and Vice-Chairman of Sacyr Vallehermoso (representing Nueva Compañía de Inversiones) and CVNE (representing Austral, B.V.).

Paulina Beato Blanco
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, and member of the Audit and Control Committee of Repsol YPF, S.A.

Advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), professor for Economic Analysis in various universities and member of a special board for promoting the Knowledge Society in Andalusia.

Artur Carulla Font
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Nomination and Compensation Committee of Repsol YPF, S.A. He has been appointed Lead Independent Director of the Board of Directors of Repsol YPF in accordance with the provisions of the ByLaws and of the Regulations of the Board of Directors.

Chairman of Agrolimen and its affiliated companies Affinity Petcare, Preparados Alimenticios (Gallina Blanca Star), Biocentury, The Eat Out Group and Reserva Mont-Ferrat; Director and Secretary of Arbora & Ausonia and Consorcio de Jabugo; Member of the Regional Board of Telefónica in Catalonia; Member of the Advisory Boards of EXEA Empresarial and Roca Junyent; Vice-Chairman of Círculo de Economía and Foundation ESADE; Member of IAB (International Advisory Board) of the Generalitat de Catalunya, Foundation Lluis Carulla, Management Board of Instituto de la Empresa Familiar, Foundation MACBA (Museo de Arte Contemporaneo de Barcelona) and of FUOC (Fundación para la Universitat Abierta de Cataluña).

Luís Carlos Croissier Batista
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of Adolfo Dominguez, Testa Inmuebles en Renta, Eolia Renovables de Inversiones SCR, Grupo Copo de Inversiones and Sole Director of Eurofocus Consultores.

Ángel Durández Adeva
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Chairman of the Audit and Control Committee of Repsol YPF, S.A.

Director of Mediaset España Comunicación and Quantica Producciones; Member of the Advisory Board of FRIDE (Foundation for the international relations and the foreign development); Chairman of Arcadia Capital and Información y Control de Publicaciones; Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Foundation Euroamérica.

Javier Echenique Landiríbar
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada), and of the Audit and Control Committee of Repsol YPF, S.A.

Chairman of Banco Guipuzcoano, Vice-Chairman of Banco Sabadell, Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), Grupo Empresarial Ence and Celistics, L.L.C.; Delegate of the Board of Telefónica in the Basque region; Member of the Advisory Board of Telefónica Spain; Member of Foundation Novia Salcedo, Foundation Altuna and Círculo de Empresarios Vascos.

Mario Fernández Pelaz
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and member of the Nomination and Compensation Committee.

Chairman of BB (Bilbao Bizkaia Kutxa) and Executive Chairman of Kutxabank.

María Isabel Gabarró Miquel
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Nomination and Compensation Committee and Member of the Strategy, Investment and Corporate Social Responsibility Committee.

Registered on the Bar of Notaries of Barcelona; Member of the Sociedad Económica Barcelonesa de Amigos del País.

Jose Manuel Loureda Mantiñán
Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of Sacyr Vallehermoso (as representative of Prilou), Chairman of Valoriza Gestión and Director of Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, Sacyr, S.A.U., Somague S.G.P.S. and Hoteles Bisnet.

Juan María Nin Génova
Director, nominated for membership by Criteria Caixa Corp (“la Caixa” Group) and member of the Nomination and Compensation Committee and Chairman of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

President and CEO of “la Caixa”; Deputy Chairman of Foundation “la Caixa”, Caixabank and Criteria CaixaHolding; Member of the Board of Directors of VidaCaixa Group, Gas Natural SDG, Banco BPI, Erste Group Bank, A.G. and Grupo Financiero Inbursa; Member of the Board of Governors of University of Deusto and Deusto Business School; Member of the Board of Directors of Círculo Ecuestre and APD (Asociación para el Progreso de la Dirección), Foundation ESADE Business School, Foundation Federico García Lorca and Foundation Council Spain-U.S.A., CEDE Foundation (Spanish Confederation of Directors and Executives) and Aspen Institute Spain Foundation;, member of the Global Strategy Council of FUOC (Foundation for the Open University of Catalonia) Deputy Chairman of Foundation Consejo España-India, member of the Economic Group of Foro España-China.

PEMEX Internacional España, S.A.
Marco Antonio de la Peña Sánchez serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF, S.A. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors. Director, Member of the Delegate Committee (Comisión Delegada) and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

He currently holds the position of General Attorney of Petróleos Mexicanos, is responsible for directing and coordinating the corporate and institutional function of PEMEX and of its subsidiary entities, as well as participating actively in various Governing Bodies and subsidiary entities of PEMEX.

Citizen of: Mexico

Henri Philippe Reichstul
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Member of the Strategic Board of ABDIB, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Supervisory Board of Peugeot Citroen, Member of the International Advisory Board of Group Credit Agricole Member of the Board of Directors of Foster Wheeler and Gafisa and Vice-Chairman of the Board of the Brazilian Foundation for Sustainable Development.

Citizen of: Brazil

Luis Suárez de Lezo Mantilla
Director, Member of the Delegate Committee (Comisión Delegada), Secretary of the Board of Directors, Executive Director and General Counsel of Repsol YPF, S.A.
Director of Gas Natural SDG, S.A., YPF and Repsol-Gas Natural LNG, Vice Chairman of Foundation Repsol and member of the Environment and Energy Commission of the International Chamber of Commerce (ICC).

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Executive Officers (Who Are Not Directors)

Miguel Martínez San Martín	Chief Financial Officer
Pedro Fernández Frial	Executive Managing Director of Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Managing Director of Upstream
Cristina Sanz Mendiola	Group Managing Director of Human Resources and Organization
Antonio Gomis Sáez	Executive Managing Director of YPF
Begoña Elices García	Group Managing Director of Communication and Head of Chairman’s Office

SCHEDULE B

TRANSACTIONS EFFECTED SINCE MAY 20, 2011

Transactions effected on the NYSE (1)
Date	Buy/Sell	Number of Shares	Price per Share (U.S.$)
05/20/2011	Sell	20,000*	44.3746
05/23/2011	Sell	35,000*	43.5344
05/24/2011	Sell	30,000*	44.5782
05/25/2011	Sell	50,000*	44.8363
05/26/2011	Sell	75,000*	45.1169
05/27/2011	Sell	40,000*	45.7774
05/27/2011	Sell	15,600	49.6883
05/30/2011	Sell	1,000	49.1642
05/31/2011	Sell	29,702	49.8141
06/01/2011	Sell	50,100	48.6371
06/02/2011	Sell	62,000	47.5745
06/03/2011	Sell	40,500	47.1906
06/06/2011	Sell	52,171	47.0953
06/07/2011	Sell	36,000	46.2101
06/08/2011	Sell	39,100	45.9780
06/09/2011	Sell	123,832	45.4290
06/10/2011	Sell	11,672	45.1959
06/13/2011	Sell	20,123	44.9829
06/14/2011	Sell	8,893	45.0933
06/15/2011	Sell	5,469	45.2581
06/17/2011	Sell	22,218	44.8240
06/21/2011	Sell	128,500	45.2093
06/23/2011	Sell	143,534	43.9511
06/24/2011	Sell	86,279	44.2555
06/27/2011	Sell	10,235	43.7324
07/12/2011	Sell	1,985,823	43.1497

(1) Shows transactions effected since the filing of Amendment No. 6 to the Schedule 13D on May 20, 2011 through the date hereof.

(*) Sales of shares in the form of American Depositary Shares